UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities and Exchange Act of 1934
(Amendment No.      )*
CHINA CABLECOM HOLDINGS, LTD.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G21176105
(CUSIP Number)
April 9, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G21176105

1	NAMES OF REPORTING PERSONS: MHR ADVISORS LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		450,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		450,000

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	450,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	G21176105

1	NAMES OF REPORTING PERSONS: MHR FUND MANAGEMENT LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		450,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		450,000

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	450,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	G21176105

1	NAMES OF REPORTING PERSONS: MARK H. RACHESKY, M.D. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		450,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		450,000

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	450,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN; HC

     This Statement on Schedule 13G (this “Statement”) relates to the ordinary shares, par value $.0005 per share (the “Shares”), of China Cablecom Holdings, Ltd., a private limited liability British Virgin Islands company, (the “Issuer”).

Item 1.
Item 2.
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURE

Item 1.
(a) Name of Issuer:
China Cablecom Holdings, Ltd.
(b) Address of Issuer’s Principal Executive Offices:
17 State Street
Suite 1600
New York, NY 10004
Item 2.
(a) Name of Persons Filing:
This Statement is filed on behalf of each of the following persons (collectively, the
“Reporting Persons”):
1. MHR Advisors LLC (“Advisors”);
2. MHR Fund Management LLC (“Fund Management”); and
3. Mark H. Rachesky, MD (“Dr. Rachesky”).
     This Statement relates to securities held for the accounts of each of MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies (“Master Account”) and MHR Capital Partners (100) LP (“Capital Partners (100)”), a Delaware limited partnership. Advisors is the general partner of each of Master Account and Capital Partners (100), and, in such capacity, may be deemed to beneficially own the Shares held for the accounts of each of Master Account and Capital Partners (100). Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100), and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the Shares reported herein and, accordingly, Fund Management may be deemed to beneficially own the Shares reported herein which are held for the account of each of Master Account and Capital Partners (100). Dr. Rachesky is the managing member of Advisors and Fund Management, and, in such capacity, may be deemed to beneficially own the Shares held for the accounts of each of Master Account and Capital Partners (100).
     (b) Address of Principal Business Office or, if none, Residence:

     The address of the principal business office of each of the Reporting Persons is 40 West 57th Street, 24th Floor, New York, NY 10019.
     (c) Citizenship:
      Advisors is a Delaware limited liability company. Fund Management is a Delaware limited liability company. Dr. Rachesky is a United States citizen.
     (d) Title of Class of Securities:
     Ordinary shares
     (e) CUSIP Number:
     G21176105
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a) Amount beneficially owned:
     As of the date hereof:
1.	Master Account may be deemed to be the beneficial owner of 401,532 Shares held for its own account. This number consists of (A) 133,844 Shares held for the account of Master Account and (B) 267,688 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares.

2.	Capital Partners (100) may be deemed to be the beneficial owner of 48,468 Shares held for its own account. This number consists of (A) 16,156 Shares held for the account of Capital Partners (100) and (B) 32,312 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares.

3.	Advisors may be deemed to be the beneficial owner of 450,000 Shares. This number consists of (A) 133,844 Shares held for the account of Master Account, (B) 267,688 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares (C) 16,156 Shares held for the account of Capital Partners (100) and (D) 32,312 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares.

4.	Fund Management may be deemed to be the beneficial owner of 450,000 Shares. This number consists of all of the Shares otherwise described in this Item 4(a) by virtue of Fund Management’s investment management agreement with Master Account and Capital Partners (100).

5.	Dr. Rachesky may be deemed to be the beneficial owner of 450,000 Shares. This number consists of all of the Shares otherwise described in this Item 4(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management and Advisors.
(b) Percent of class:
All percentages of beneficial ownership set forth in this Statement are calculated based on information contained in the Issuer’s Form S-1 dated April 18, 2008, which disclosed that 7,783,347 Shares were issued and outstanding as of April 16, 2008.

1.	Master Account may be deemed to be the beneficial owner of approximately 4.99% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.	Capital Partners (100) may be deemed to be the beneficial owner of approximately 0.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

3.	Advisors may be deemed to be the beneficial owner of approximately 5.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

4.	Fund Management may be deemed to be the beneficial owner of approximately 5.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

5.	Dr. Rachesky may be deemed to be the beneficial owner of approximately 5.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.
(c) Number of Shares as to which the person has:
1.	Master Account

(i)	Sole power to vote or to direct the vote: 401,532

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 401,532

(iv)	Shared power to dispose or to direct the disposition of: 0
2.	Capital Partners (100)
(i)	Sole power to vote or to direct the vote: 48,468

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 48,468

(iv)	Shared power to dispose or to direct the disposition of: 0
3.	Advisors
(i)	Sole power to vote or to direct the vote: 450,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 450,000

(iv)	Shared power to dispose or to direct the disposition of: 0

4.	Fund Management
(i)	Sole power to vote or to direct the vote: 450,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 450,000

(iv)	Shared power to dispose or to direct the disposition of: 0
5.	Dr. Rachesky
(i)	Sole power to vote or to direct the vote: 450,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 450,000

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.
NOT APPLICABLE
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
The partners of each of Master Account and Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of each of Master Account and Capital Partners (100) in accordance with their respective ownership interests in Master Account and Capital Partners (100).
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
NOT APPLICABLE
Item 8. Identification and Classification of Members of the Group.
NOT APPLICABLE
Item 9. Notice of Dissolution of Group.

NOT APPLICABLE
Item 10. Certification.
     By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Materials to be filed as Exhibits

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
April 21,  2008

MHR ADVISORS LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MARK H. RACHESKY, M.D.

By:	/s/ Hal Goldstein, Attorney in Fact

EXHIBIT INDEX

1.	Joint Filing Agreement, dated as of April 21, 2008, by and among Advisors, Fund Management and Dr. Rachesky
EXHIBIT A
JOINT FILING AGREEMENT
      The undersigned hereby agree that this Initial Statement on Schedule 13G with respect to the ordinary shares of China Cablecom Holdings, Ltd., dated as of April 21, 2008, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.
Date: April 21,  2008

MHR ADVISORS LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MARK H. RACHESKY, M.D.

By:	/s/ Hal Goldstein, Attorney in Fact